Exhibit 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS	2
OVERVIEW	2
SELECTED FINANCIAL AND OTHER HIGHLIGHTS	5
OVERVIEW OF PERFORMANCE	6
2020 FINANCIAL RESULTS	7
TOTAL REVENUE	7
PROVISIONS FOR (RECOVERY OF) CREDIT LOSSES	8
NON-INTEREST EXPENSES	9
CORE CASH EARNINGS	9
CORPORATE INCOME TAXES	10
COMPREHENSIVE INCOME	10
FINANCIAL CONDITION	11
LIQUIDITY	17
OFF-BALANCE SHEET ARRANGEMENTS	17
RELATED PARTY TRANSACTIONS	18
CAPITAL MANAGEMENT AND CAPITAL RESOURCES	18
SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW	22
FOURTH QUARTER REVIEW	22
OUTLOOK FOR 2021	24
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26
ENTERPRISE RISK MANAGEMENT	33
FACTORS THAT MAY AFFECT FUTURE RESULTS	42
CONTROLS AND PROCEDURES	44
SUBSEQUENT EVENT	45
BASIS OF PRESENTATION – NON-GAAP AND ADDITIONAL GAAP MEASURES	45

FORWARD-LOOKING STATEMENTS

The statements in this Management’s Discussion and Analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the impact of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; and our anticipation of and success in managing the risks resulting from the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this Management’s Discussion and Analysis or made from time to time by VersaBank.

OVERVIEW

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution. It holds a Canadian Schedule I chartered bank license and obtains its deposits, and the majority of its loans and leases, electronically. VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and its Series 1 Preferred Shares and Series 3 Preferred Shares trade under the symbols VB.PR.A and VB.PR.B, respectively.

VersaBank celebrated its 40th anniversary this year, starting out as Pacific Western Trust Corporation (often known as Pacific & Western Trust) in Saskatoon, SK which received its certificate of incorporation on June 11, 1979, and further, was granted a licence to operate on October 12, 1979.

In the early 1990s, recognizing the potential for technology to transform the way Canadian small and medium-size businesses do banking, VersaBank founder, President and CEO David Taylor had a vision to create a new kind of financial institution, a branchless bank. In less than a year, Mr. Taylor had established the world’s first branchless financial institution – and the foundation for Canada’s “Bank of the Future” – continually evolving its proprietary technology to efficiently and profitably address unmet needs in the Canadian financial market. In 2002, the now well-established financial institution was granted a Schedule 1 bank licence, the first in Canada in over 18 years, at the time, becoming one of just 9 Canadian financial institutions with such a licence, significantly enhancing its competitive advantage and enabling it to expand its business throughout Canada. As the Bank grew and evolved, its name was rebranded to VersaBank, reflecting its versatility as a branchless financial institution and one able to quickly adapt to an ever-changing environment. In 2013, public investors were able to participate in the future success of VersaBank when it was listed on the TSX.

David Taylor’s vision continues to be realized decades later as VersaBank develops and launches innovative, high value-add offerings to meet unmet demand, including a customized banking solution for insolvency professionals that integrates with that industry’s most commonly used administrative software as well as a technology-based solution that provides efficient access to capital for point-of-sale loan and lease partners, allowing them to drive growth of their own businesses. In the words of our founder, “The model has evolved and changed to deal with market conditions over the years, but we’re still providing innovative financial solutions to profitably address underserved segments of the Canadian banking market.”

Strategy

VersaBank’s strategy is to utilize established, non-branch financial product distribution channels to deliver innovative commercial and consumer lending and deposit products to select clients operating in niche markets across Canada.

Impact of COVID-19 pandemic

The impact of the COVID-19 pandemic (“COVID-19”) has been far reaching and the Bank, along with all financial institutions in Canada have been affected by the resulting deterioration in the Canadian economy. Despite the unprecedented challenges brought upon by COVID-19, the Bank has been able to navigate efficiently and effectively through the ensuing, challenging operating environment while remaining focused on the safety and wellness of both our employees and clients as well as on the prudent management and mitigation of elevated credit and liquidity risks, all of which was enabled by our fully functional Work-From-Home solution which was a natural and seamless evolution of the Bank’s branchless, technology-driven model.

COVID-19 has been a remarkably disruptive influence on the Canadian economy initially causing annualized GDP to contract 39% in the second quarter, which, partially as a result of unprecedented stimulus programs initiated at the time by governments, regulators and the Bank of Canada, (“BoC”), is now being followed by what is expected to be an annualized expansion of 36% in the third quarter. However, the initially prominent V-shaped recovery is anticipated to potentially evolve into a more protracted W-shaped recovery as GDP is expected to slow again in the late fall as a result of the second wave of the virus, combined with the now diminishing impact of already provided stimulus programs, particularly to small businesses, further challenges imposed on the hospitality industry as a result of the arrival of winter, the slowing of the US economy and a potential deterioration in credit quality.

COVID-19 has resulted in the Bank experiencing moderate volatility in its own financial performance over the course of the year, most notably in the measurement of expected credit losses. As a result of the increase in inherent credit risk exposure at the onset of COVID-19, management enhanced as well as expanded the depth and scope of its analysis supporting the assessment of impairment to include additional sensitivity analytics performed on its estimated expected credit losses, (“ECL”). Forward-looking macroeconomic and industry data continues to change at a reasonably high frequency and as a result, the Bank anticipates that estimated ECL amounts will continue to exhibit volatility well into fiscal 2021. However, the Bank further expects that the magnitude of the volatility exhibited in its forward ECL amounts will continue to be mitigated by the lower risk profile of the Bank’s lending portfolio which remains a function of the Bank’s prudent underwriting practices and its strict adherence to niche financing markets within which it has a wealth of experience.

The Bank also undertook appreciable precautionary measures to strengthen its liquidity position in response to the impact of COVID-19 and has maintained measurably higher than normal liquidity levels. Further, the Bank expects to maintain elevated liquidity levels into at least the first half fiscal 2021.

Despite the challenges associated with the current operating environment, the Bank has been able to remain active in niche markets that support modestly better pricing for its products, and by continuing to expand and leverage its diverse deposit gathering network which provides efficient access to a range of low-cost deposit sources. In addition, the Bank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to the Bank’s chosen niche markets, but also delivers superior financial products and better customer service to its clients.

The underlying drivers of the Bank’s performance trends for the fiscal 2020 period, along with comparative performance trends are set out in the following sections of this MD&A.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS

(thousands of Canadian dollars	October 31	October 31	October 31
except per share amounts)	2020	2019	2018
Interest income	$86,094	$88,305	$80,914
Net interest income	54,125	53,897	51,499
Non-interest income	60	22	186
Total revenue	54,185	53,919	51,685
Provision for (recovery of) credit losses	(344)	(298)	334
Non-interest expenses	27,777	26,396	26,338
Core cash earnings*	26,752	27,821	25,361
Core cash earnings per common share*	1.27	1.32	1.19
Net income	$19,405	$20,196	$18,074
Income per common share:
Basic	$0.82	$0.85	$0.75
Diluted	$0.82	$0.85	$0.75
Dividends paid on preferred shares	$2,168	$2,201	$2,201
Dividends paid on common shares	$2,112	$1,477	$843
Yield*	4.62%	4.91%	4.58%
Cost of funds*	1.71%	1.91%	1.66%
Net interest margin*	2.90%	3.00%	2.91%
Provision for (recovery of) credit losses as
a % of average total loans*	(0.02%)	(0.02%)	0.02%
Gross impaired loans as a % of total loans*	0.00%	0.39%	0.04%
Return on average common equity*	7.89%	8.89%	8.50%
Core cash return on average common equity*	11.26%	12.65%	12.40%
Return on average total assets*	0.92%	1.00%	0.90%
Book value per common share*	$10.70	$9.98	$9.19
Efficiency ratio*	51.26%	48.95%	50.96%
Full time employees	98	92	86
Financial Condition:
Cash and securities	$257,644	$149,206	$139,798
Loans, net of allowance for credit losses	1,654,910	1,594,288	1,631,026
Average loans	1,624,599	1,612,657	1,575,942
Total assets	1,943,885	1,785,381	1,809,130
Average assets	1,864,633	1,797,256	1,767,089
Deposits	1,567,570	1,399,889	1,437,431
Subordinated notes payable	4,889	4,881	9,844
Shareholders' equity	255,288	240,163	223,567
Capital Position and Ratios:
Risk-weighted assets	$1,580,939	$1,501,435	$1,502,549
Common Equity Tier 1 capital	219,359	197,545	174,055
Total regulatory capital	255,471	231,882	207,392
Common Equity Tier 1 capital ratio	13.88%	13.16%	11.58%
Tier 1 capital ratio	15.73%	15.11%	13.54%
Total capital ratio	16.16%	15.44%	13.80%
Leverage ratio	12.19%	11.99%	10.84%

* This is a non-GAAP measure. For definition see in the Basis of Presentation Non-GAAP and Additional GAAP Measures section below.

OVERVIEW OF PERFORMANCE

Net income for the year was down 4% to $19.4 million or $0.82 per common share (basic and diluted) from $20.2 million or $0.85 per common share (basic and diluted) in 2019. The year over year trend was a function primarily of higher non-interest expenses partially offset by higher net interest income and higher recovery of credit losses.

Core cash earnings for the year was down 4% to $26.8 million or $1.27 per common share (basic and diluted) from $27.8 million or $1.32 per common share (basic and diluted) in 2019 as a function primarily of the factors set out above.

Net interest margin or spread for the year was down 10 bps to 2.90% from 3.00% in 2019. The year over year trend was a function of generally lower yields earned on lending assets and elevated cash balances, partially offset by lower cost of funds.

The Bank recorded a recovery of credit losses in the amount of $344,000 for the year compared to a recovery of credit losses in the amount of $298,000 in 2019. The year over year trend was a function primarily of net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs, offset partially by changes in the macroeconomic scenario data used as forward looking information in the Bank’s credit risk models and higher lending asset balances.

The Bank’s efficiency ratio for the year was 51% compared to 49% in 2019. The year over year trend was a result of non-interest expenses increasing at a modestly higher rate than revenues for the same period as a function primarily of higher salary and benefits expenses incurred in the current year attributable to an increase in staff complement and a general increase in staff related costs, including higher vacation expense accruals resulting principally from employees taking less vacation time as a result of COVID-19 limiting travel and tourism opportunities.

At October 31, 2020 the Bank’s CET1 capital ratio was up 72 bps to 13.88% from 13.16% in 2019.

2020 FINANCIAL RESULTS

TOTAL REVENUE

Total revenue, which consists of net interest income and non-interest income was $54.2 million, up from $53.9 million in 2019. The year over year increase was a function primarily of higher net interest income attributable to higher fees and lower cost of funds. Interest income was lower year over year as a function primarily of generally lower yields earned on lending assets, largely due to the significant decrease in the prime rate and government bond yields, and elevated cash balances, the latter being attributable to the Bank holding higher, low-yielding cash balances over the course of the last three quarters of fiscal 2020 as a prudent liquidity management practice subsequent to the onset of COVID-19.

Net Interest Income and Margin

(thousands of Canadian dollars)	2020	2019
Interest income	$86,094	$88,305
Interest expense	31,969	34,408
Net interest income	54,125	53,897
Average assets	$1,864,633	$1,797,256
Net interest margin	2.90%	3.00%

Net interest income is the difference between interest earned on assets and interest expense on deposits and other interest bearing liabilities, including subordinated notes payable. Net interest margin or spread is net interest income as a percentage of average total assets (see Non-GAAP and Additional GAAP Measures). Net interest income for the year was $54.1 million, up from $53.9 million in 2019. The year over year increase was a function of the underlying financial variable trends set out in the total revenue section above.

Net interest margin or spread for the year was down 10 bps to 2.90% from 3.00% in 2019. The year over year trend was a function primarily of lower interest income earned on lending assets and elevated cash balances, offset partially by lower cost of funds.

PROVISIONS FOR (RECOVERY OF) CREDIT LOSSES

Under IFRS 9 the Bank recognizes provision for credit losses on both performing loans, designated as stage 1 or stage 2 loans, and non-performing, or impaired loans, designated as stage 3 loans. Loans that have not experienced a significant increase in credit risk (“SICR”) since initial recognition are designated as stage 1, while loans that have experienced a SICR since initial recognition are designated as stage 2, and loans that are determined to be credit impaired are designated as stage 3.

The IFRS 9 standard requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions, or forward-looking information in the estimation of ECL for loans and lending assets. The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of ECL at the credit risk parameter level via its credit risk models that are used to develop probability of default (“PD”) and loss given default (“LGD”) term structure forecasts for its lending assets. The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic forecast scenarios, those being baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of ECL amounts as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. Moody’s Analytics provides the macroeconomic forecast data that the Bank utilizes as forward-looking information in its credit risk models.

Further, as a result of the deterioration of the Canadian economy resulting from the onset of COVID-19 the Bank started utilizing a broader range of alternative macroeconomic scenarios as forward-looking information in its estimation and assessment of its ECL in the second quarter of fiscal 2020. More specifically, while the Bank continues to utilize base case, upside and downside macroeconomic forecast scenario data in the development of its estimated ECL for reporting purposes, the Bank also makes use of a series of more conservative downside macroeconomic forecast scenarios to further sensitize ECL associated with its consumer and small and medium enterprise (SME) loan exposures in order to better assess the scope, depth and ultimate effectiveness of the risk mitigation processes and structure that the Bank has applied to these portfolios.

The base case forecast utilized by the Bank contemplates unemployment leveling out at 9% by the end of 2020 and then improving to 8% over the course of 2021. The upside scenario contemplates unemployment rates only modestly better over the course of 2021 relative to the base case scenario, while the downside scenario contemplates unemployment increasing notably at the end of the year,, as a result of a higher volume of anticipated non-essential business closures, and subsequently recovering to moderately better than current levels by the end of 2023.

Forecast GDP is anticipated to moderate as a result of the second wave of the virus, combined with the diminishing impact of already provided stimulus, particularly to small businesses, further challenges imposed on the hospitality industry as a result of the arrival of winter, slowing of the US economy and a potential deterioration in credit quality. The base case scenario contemplates Canadian GDP contracting approximately 6.5% in 2020 and then recovering and growing modestly over the course of 2021 and 2022. The upside scenario contemplates GDP contraction of approximately 6% in 2020 and then moderately improved growth in 2021 and 2022 relative to the base case, while the downside scenario contemplates the onset of a recession as a function primarily of a higher volume of anticipated non-essential business closures and increased unemployment resulting from same, followed by a protracted recovery to more normalized growth levels in early 2022. Baseline and upside scenarios for both Canadian oil prices and the S&P index contemplate parallel, reasonably stable growth trends through 2022 with the upside scenario trending moderately more favourably than the base case scenario. The downside scenario for both of these macroeconomic indicators contemplates a steep declining trend through the remainder of 2020 and through the majority of 2021 followed by reasonably rapid recovery trends over the course of 2022 and 2023, but still remaining measurably depressed relative to the base case scenario. Under the base case scenario monetary policy makers are not expected to raise interest rates until a sustainable economic recovery has crystalized, which is not anticipated until 2023, contributing to 10-year government bond yields and mortgage rates descending to below 60 bps and 3% respectively, with neither expected to increase meaningfully until at least mid-2021. The upside scenario contemplates the Bank of Canada, (“BoC”) accelerating overnight rate hikes into late 2022 while the downside scenario considers the BoC holding interest rates at current levels until mid-2025.

Refer to Notes 3 and 7 of the Bank’s October 31, 2020 annual audited consolidated financial statements for additional information on the Bank’s prescribed ECL methodology and Note 24 on the impact of the Bank’s adoption of IFRS 9 effective November 1, 2019.

During the year the Bank recorded a recovery of credit losses in the amount of $344,000 compared to a recovery of credit losses in the amount of $298,000 in 2019. The year over year trend was a function primarily of net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs, offset partially by changes in the macroeconomic scenario data used as forward looking information in the Bank’s credit risk models and higher lending asset balances.

NON-INTEREST EXPENSES

(thousands of Canadian dollars)	2020	2019
Salaries and employee benefits	$16,964	$15,174
General and administrative	8,357	8,792
Premises and equipment	2,456	2,430
Total non-interest expenses	$27,777	$26,396

Non-interest expenses for the year were up 5% to $27.8 million from $26.4 million in 2019. The year over year trend was a function primarily of higher salary and benefits expenses incurred in the current year attributable to a general increase in staff related costs, including increased compensation amounts attributable to a higher staff complement and higher vacation expense accruals resulting principally from employees taking less vacation time as a result of COVID-19 limiting travel and tourism opportunities, offset partially by lower administrative expenses related to consulting fees and the Bank’s general corporate functions.

CORE CASH EARNINGS

Core cash earnings for the year were down 4% to $26.8 million from $27.8 million in 2019 as a function primarily of higher non-interest expenses, partially offset by higher net interest income and higher recovery of credit losses over the course of the year. Core cash earnings is calculated as net income (as presented in the Consolidated Statements of Comprehensive Income) adjusted for income taxes, restructuring charges, corporate projects and other non-core operational expenses. The Bank did not pay cash taxes on its earnings in the current and comparative periods due to the utilization of available tax loss carryforwards.

The table below presents a reconciliation of core cash earnings to net income:

(thousands of Canadian dollars)	2020	2019
Net income	$19,405	$20,196
Adjusted for:
Income taxes	7,347	7,625
Non-core general and administrative expense items	-	-

Core cash earnings	$26,752	$27,821

CORPORATE INCOME TAXES

The Bank’s statutory federal and provincial income tax rate is approximately 27%, similar to that of previous years. The effective rate is affected by certain items not being taxable or deductible for income tax purposes as well as an adjustment to the deferred income tax asset relating to the recognition of tax loss carry forwards outlined below.

The Bank recognized an income tax provision of $7.3 million for the year compared to an income tax provision of $7.6 million in 2019.

At October 31, 2020, the Bank’s deferred income tax asset was $5.1 million compared to $11.6 million in 2019. The year over year decrease was due primarily to the utilization of income tax loss carry forwards attributable to taxable income generated by the Bank over the period. At October 31, 2020 the Bank’s income tax loss carry-forwards totalled approximately $16.0 million (2019 – $38.6 million), which, if unutilized are not scheduled to begin to expire until 2034.

COMPREHENSIVE INCOME

Comprehensive income is comprised of net income for the period and other comprehensive income which consists of unrealized gains and losses on fair value through other comprehensive income securities. Comprehensive income for the year was $19.4 million compared to $20.2 million in 2019.

FINANCIAL CONDITION

Consolidated Balance Sheet

(thousands of Canadian dollars)	2020	Mix	2019	Mix
Assets
Cash and securities	$257,644	13.25%	$149,206	8.36%
Loans, net of allowance for credit losses	1,654,910	85.14	1,594,288	89.30
Other assets	31,331	1.61	41,887	2.34
Total assets	$1,943,885	100.00%	$1,785,381	100.00%
Liabilities
Deposits	$1,567,570	80.65%	$1,399,889	78.41%
Subordinated notes payable	4,889	0.25	4,881	0.27
Securitization liabilities	8,745	0.45	33,366	1.87
Other liabilities	107,393	5.52	107,082	6.00
Total liabilities	$1,688,597	86.87%	$1,545,218	86.55%
Shareholders' equity
Share capital	182,094	9.36%	$182,094	10.20%
Retained earnings	73,194	3.77	58,069	3.25
Accumulated other comprehensive income	—	—	—	—
Total shareholders' equity	$255,288	13.13%	$240,163	13.45%

Total liabilities and shareholders' equity	$1,943,885	100.00%	$1,785,381	100.00%

Total Assets

Total assets for the year were $1.94 billion, up from $1.79 billion in 2019. The year over year increase was a function primarily of higher cash balances, attributable to the Bank establishing and maintaining notably higher liquidity levels subsequent to the onset of COVID-19 as well as higher commercial real estate loan balances, partially offset by lower purchased receivable balances.

Cash and Securities

(thousands of Canadian dollars)	2020	2019
Cash and cash equivalents	$257,644	$139,145
Securities	-	10,061
Total cash and securities	$257,644	$149,206
Total assets	$1,943,885	$1,785,381
Cash and securities as a percentage of total assets	13.25%	8.36%
Total deposits	$1,567,570	$1,399,889
Cash and securities as a percentage of total deposits	16.44%	10.66%

Cash and securities for the current year consisted primarily of deposits with Canadian financial institutions. Amounts held in cash and securities are determined based on liquidity requirements, investment yield and capital management considerations. Cash and securities at October 31, 2020, which were held primarily for liquidity purposes, were $258 million, up from $149 million in 2019. The year over year trend was a function primarily of management’s decision to strengthen its liquidity position as a prudent liquidity practice in response to the unprecedented economic uncertainty precipitated by COVID-19.

Loans

The Bank organizes its lending portfolio into four asset categories, those being Commercial Real Estate, Non-Commercial Real Estate, Corporate and Public Sector Finance, and Structured Finance. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual loans as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Commercial Real Estate (“CRE”) asset category is comprised of commercial and residential construction loans, commercial term mortgages and land loans. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Non-Commercial Real Estate (“Non-CRE”) asset category is comprised primarily of Condominium Corporation Financing loans and Insured Mortgages.

The Corporate and Public Sector Finance asset category is comprised primarily of Public Sector Loans and Leases as well as a small balance of Corporate Loans and Leases. The Bank has pivoted away from corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings, partially in response to additional Government policy measures that may be established to support the recovery of the Canadian economy.

The Structured Finance asset category is comprised of point of sale loan and lease receivables acquired from the Bank’s broad network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

Net loans at October 31, 2020 were $1.65 billion, up from $1.59 billion in 2019. The year over year trend was a function primarily of higher CRE loan balances attributable to strong origination activity by the Bank offset partially by lower origination activity by the Bank’s point of sale origination partners attributable to the impact of COVID-19 on their respective markets, and the negotiated early repurchases of a series of portfolios of loan and lease receivables by the Bank’s origination partners over the course of the current year.

Residential Mortgages and Exposure

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one to four unit dwellings) and includes home equity lines of credit (HELOCs). This differs from the classification of residential mortgages used by the Bank that also includes multi-family mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at October 31, 2020 was $4.1 million, up from $305,000 in 2019. The Bank did not have any HELOCs outstanding at October 31, 2020, or in 2019.

Credit Quality

Gross impaired loans at October 31, 2020 were $nil, compared to $6.3 million in 2019. The prior year’s balance was comprised of a single loan for which the value of the underlying security exceeded the Bank’s total transaction exposure. The Bank continued to recognize revenue derived from this loan until it was repaid in full in the fourth quarter of the current year.

The Bank’s allowance for expected credit losses, or ECL at October 31, 2020 was $1.8 million, down from $2.1 million in 2019. The year over year trend was a function primarily of net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs, offset partially by changes in the macroeconomic scenario data used as forward looking information in the Bank’s credit risk models and higher lending asset balances.

Management remains of the view that forward looking macroeconomic and industry data will continue to change as COVID-19 cases trend upward across Canada and as more information becomes available related to understanding the correlation, if any, between loan deferrals granted by banks and future loan defaults, as well as the impact of expanded unemployment benefits, wage subsidies, temporary payroll reductions, support for banks in accommodating mortgage deferrals, and unemployed workers benefiting from CERB payments transitioning to the traditional employment insurance program is realized. As a function of these variables and influences, along with numerous others, the Bank expects that its estimated ECL amounts will continue to exhibit some volatility in the coming year and as a result actual results may differ from estimated ECL amounts.

Notwithstanding the above, and based on management’s review of the loan and credit data comprising its lending portfolio, combined with our interpretation of the most recently available forecast macroeconomic and industry data, management is of the view that its estimated ECL is a reasonable proxy for potential, future losses.

The table below presents the components of the Bank’s allowance for credit losses at October 31, 2020 as well as for 2019:

		As at October 31, 2020				As at October 31, 2019
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial real estate	$522,231	$76,137	$-	$598,368	$448,322	$54,989	$6,253	$509,564
ECL allowance	1,167	192	-	1,359	1,557	209	-	1,766
EL %	0.22%	0.25%	0.00%	0.23%	0.35%	0.38%	0.00%	0.35%
Non-commercial real estate	$37,592	$-	$-	$37,592	$44,608	$-	$-	$44,608
ECL allowance	175	-	-	175	86	-	-	86
EL %	0.47%	0.00%	0.00%	0.47%	0.19%	0.00%	0.00%	0.19%
Corporate and public sector	$33,509	$-	$-	$33,509	$40,670	$-	$-	$40,670
ECL allowance	26	-	-	26	38	-	-	38
EL %	0.08%	0.00%	0.00%	0.08%	0.09%	0.00%	0.00%	0.09%
Structured finance	$974,104	$6,573	$-	$980,677	$991,735	$3,092	$15	$994,842
ECL allowance	215	-	-	215	229	-	-	229
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Loans	$1,567,436	$82,710	$-	$1,650,146	$1,525,335	$58,081	$6,268	$1,589,684
Total ECL allowance	1,583	192	-	1,775	1,910	209	-	2,119
Total EL %	0.10%	0.23%	0.00%	0.11%	0.13%	0.36%	0.00%	0.13%

Other Assets

Other assets include working capital items, funds held for securitization liabilities, capital assets, right-of-use assets and the deferred income tax asset. Other assets at October 31, 2020 were $31.3 million, down from $41.9 million in 2019. The year over year trend was a function primarily of lower funds held for securitization liabilities attributable to repayments in the Bank’s securitized mortgage portfolio and accounts receivable combined with draw downs on the deferred income tax asset derived from taxable income generated by the Bank, offset partially by higher prepaid expenses and by the inclusion of right-of-use assets upon the adoption of IFRS 16 – Leases in the current year.

Deposits and Other Liabilities

The Bank has established three core funding channels, those being personal deposits, commercial deposits, and holdbacks retained from the Bank’s receivable purchase program originator partners that are classified as other liabilities.

The table below presents the Bank’s deposit portfolio balances and mix at October 31, 2020 as well as for 2019:

(thousands of Canadian dollars)	2020	Mix	2019	Mix
Commercial deposits	$508,370	32.43%	$439,455	31.39%
Personal deposits	1,059,200	67.57	960,434	68.61
	$1,567,570	100.00%	$1,399,889	100.00%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings. Commercial deposits at October 31, 2020 were $508.4 million, up from $439.5 million in 2019. The year over year increase was a function primarily of continued organic growth from existing Trustee clients and the acquisition of new trustee clients over the course of the year. Commercial deposits also include guaranteed investment certificates issued to Trustees and other commercial entities.

The Bank strives to diversify its deposit gathering activities both geographically and across deposit broker sources and has established internal policies to monitor deposit broker concentrations. These internal policies include targets related to the volume of new deposits sourced from a single deposit broker in a rolling 12 month period, targets for the amount of new deposits sourced from its three largest deposit brokers in a rolling 12 month period and targets for Trustees deposits as a percentage of total deposits.

The table below presents a summary of the Bank’s deposit portfolio by maturity, excluding accrued interest at October 31, 2020 as well as for 2019:

			2020
	Within 3	3 months to	1 year to	2 years to
(thousands of Canadian dollars)	months	1 year	2 years	5 years	Total
Commercial deposits	$498,370	$10,000	$-	$-	$508,370
Personal deposits	145,595	257,486	283,782	357,937	1,044,800
	$643,965	$267,486	$283,782	$357,937	$1,553,170

			2019
	Within 3	3 months to	1 year to	2 years to
(thousands of Canadian dollars)	months	1 year	2 years	5 years	Total
Commercial deposits	$429,455	$-	$10,000	$-	$439,455
Personal deposits	150,160	288,422	195,284	313,307	947,173
	$579,615	$288,422	$205,284	$313,307	$1,386,628

Other liabilities consist primarily of cash holdbacks, retained from the Bank’s point of sale origination partners, accounts payable, lease obligations and accruals. Other liabilities at October 31, 2020 were $107.4 million, up from $107.1 million in 2019. The year over year trend was a function primarily of the recognition of lease obligations in the amount of $3.3 million as a result of the Bank’s adoption of IFRS 16 – Leases (see Change in Accounting Policies) during the current year and higher accounts payable offset partially by lower holdbacks payable balances and lower cash collateral amounts held in escrow. Cash holdbacks at October 31, 2020 were $96.1 million, down from $97.0 million in 2019 due primarily to lower purchased receivable portfolio balances.

Securitization Liabilities

Securitization liabilities include amounts payable to counterparties for cash received upon initiation of securitization transactions, accrued interest on amounts payable to counterparties, and the unamortized balance of deferred costs and discounts that arose upon initiation of the securitization transactions. During the quarter ended April 30, 2020, the Bank redeemed $24.5 million of maturing securitization liabilities. The amounts payable to counterparties bear interest rate of 3.55% and mature in December 2020. Other assets, and in the prior year securitized insured mortgages, with a carrying value of $8.6 million (2019 - $33.1 million), are pledged as collateral for these liabilities.

Subordinated Notes Payable

The Bank has the following subordinated notes payable outstanding:

(thousands of Canadian dollars)	2020	2019
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million,
effective interest rate of 10.41%, maturing 2029.	$4,889	$4,881

	$4,889	$4,881

In March 2019, the Bank redeemed a $10.0 million subordinate note payable. In the same month the Bank completed a private placement of non-viability contingent capital (“NVCC”) compliant subordinated note payable in the principal amount of $5.0 million. Issue costs associated with the private placement were $125,000.

Shareholders’ Equity

Shareholders’ equity at October 31, 2020 was $255.3 million, up from $240.2 million in 2019 as a function of retained earnings growth over the course of the year offset partially by the payment of dividends.

Common shares outstanding at October 31, 2020 totalled 21,123,559, unchanged from 2019.

The Bank’s book value per common share at October 31, 2020 was up 7% to $10.70 from $9.98 in 2019 due to retained earnings growth over the current year.

At October 31, 2020, the Bank had 1,461,460 Series 1 Preferred Shares and 1,681,320 Series 3 Preferred Shares outstanding, unchanged from 2019.

In accordance with the Short Form Prospectus (the “Prospectus”), dated October 22, 2014 holders of the Series 1 Preferred Shares had the right, at their option, to convert any or all of their Series 1 Preferred Shares into an equal number of non-cumulative floating rate Series 2 Preferred Shares of the Bank, subject to certain conditions on October 31, 2019. Based on the number of Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares by October 16, 2019, holders of Series 1 Preferred Shares retained their shares and no Series 2 Preferred Shares were issued on the Series 1 conversion date.

Further, in accordance with the Prospectus for the 5-year period commencing on November 1, 2019 the holders of the Series 1 Preferred Shares will be entitled to receive fixed non-cumulative preferential cash dividends, as and when declared by the board of directors of the Bank payable quarterly on the last day of January, April, July, and October in each year, in the amount per Series 1 Preferred Share per annum determined by multiplying the annual fixed dividend rate for the 5-year period commencing on November 1, 2019 by $10.00. The annual fixed dividend rate applicable to the 5-year period commencing on November 1, 2019 was determined by the Bank to be 6.772%, which is equal to the five year Government of Canada Bond Yield quoted on October 2, 2019, plus 543 bps.

See Note 14 to the Consolidated Financial Statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in share capital. During the year ended October 31, 2020, the Bank recognized $nil (2019 - $nil) of compensation expense relating to the estimated fair value of stock options granted in previous years. There were no stock options granted in the current year. See Note 15 to the Consolidated Financial Statements for more information related to stock options.

Updated Share Information

As at November 24, 2020, there were no changes in the number of outstanding common shares, Series 1 and Series 3 Preferred Shares since October 31, 2020. As at November 24, 2020, there were 42,017 common share options outstanding, unchanged since October 31, 2020.

LIQUIDITY

The Consolidated Statement of Cash Flows for the year ended October 31, 2020 shows cash provided by operations of $139.6 million compared to cash provided by operations of $19.8 million in 2019. The net increase in cash from operations for the current year was a function primarily of inflows from deposits raised as the Bank strengthened its liquidity position as a prudent liquidity practice in response to the economic uncertainty resulting from the onset of COVID-19, a reduction in restricted cash balances used to offset the payment of the maturing securitization liabilities and from annual earnings, offset partially by funding of new loan originations. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it receives and lend its funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by managing its flow of deposits.

OFF-BALANCE SHEET ARRANGEMENTS

As at October 31, 2020, the Bank did not have any significant off-balance sheet arrangements other than undrawn loan commitments, and letters of credit resulting from normal course business activities. See Note 22 to the Consolidated Financial Statements for more information.

Commitments and Contingencies

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these secured arrangements are contracted for a limited period of time and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)	2020	2019
Loan commitments	$238,724	$261,366
Letters of credit	50,284	48,074
	$289,008	$309,440

Contractual Obligations

At October 31, 2020 the Bank had the following scheduled principal repayments of financial liabilities and off- balance sheet obligations:

			2020
		Less than			Over
(thousands of Canadian dollars)	Total	1 Year	1-2 Years	2-5 Years	5 Years
Deposits	$1,553,170	$911,451	$283,782	$357,937	$-
Holdbacks	96,064	96,064	-	-	-
Subordinated notes payable	4,889	-	-	-	4,889
Securitization liabilities	8,745	8,745	-	-	-
Accounts payable	8,245	8,245	-	-	-
Lease obligations	3,084	419	831	807	1,027
	$1,674,197	$1,024,924	$284,613	$358,744	$5,916

RELATED PARTY TRANSACTIONS

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel. See Note 21 to the Consolidated Financial Statements for more information on transactions with personnel and compensation of key management.

CAPITAL MANAGEMENT AND CAPITAL RESOURCES

Capital Management

The Bank’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence as well as to support future development of the business. The impact of the level of capital on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security afforded by a more robust capital position.

The Bank operates as a Schedule 1 bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (OSFI). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Bank’s Board of Directors. The Bank’s objective, in this context, is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. Regulatory capital is comprised of the qualifying amount of subordinated notes, share capital, retained earnings and net after-tax unrealized gains and losses on fair value through other comprehensive income securities. Consistent with capital adequacy guidelines issued by OSFI, the Bank has implemented an internal capital adequacy assessment process (ICAAP) with the objective of ensuring that capital levels remain adequate in relation to current and future risks.

OSFI requires banks to measure capital adequacy in accordance with its guidelines for determining risk-adjusted capital and risk-weighted assets including off-balance sheet credit instruments. The Bank currently uses the Standardized Approach to calculate risk-weighted assets for both credit and operational risk. Under the Standardized Approach for credit risk, each asset type is assigned a risk weight ranging between 0% and 150% to determine the risk-weighted equivalent, or risk-weighted asset amounts for use in calculating the Bank’s risk-based capital ratios. Off-balance sheet assets, such as undrawn credit commitments, are included in the calculation of risk-weighted assets, and further, both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. The Standardized Approach, as defined by Basel III, may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings-Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized Approach may not be directly comparable with the large Canadian banks that utilize the AIRB methodology.

The tables below present the Bank’s risk-weighted assets as at October 31, 2020 as well as for 2019:

As at October 31, 2020		Notional/drawn amount
						Risk
	Cash/			Off -balance		Weighted
(thousands of Canadian dollars)	Securities	Loans	Other	sheet items	Total	Balance
Corporate	$-	$671,466	$-	$-	$671,466	$669,414
Sovereign	-	11,411	-	-	11,411	2,282
Bank	257,644	17,648	-	-	275,292	55,058
Retail residential mortgages	-	12,054	-	-	12,054	4,902
Other retail	-	942,331	-	-	942,331	636,254
Other items	-	-	31,331	50,284	81,615	40,875
Undrawn commitments	-	-	-	238,724	238,724	72,553
Operational risk ¹	-	-	-	-	-	99,601
Total	$257,644	$1,654,910	$31,331	$289,008	$2,232,893	$1,580,939

As at October 31, 2019		Notional/drawn amount
						Risk
	Cash/			Off -balance		Weighted
(thousands of Canadian dollars)	Securities	Loans	Other	sheet items	Total	Balance
Corporate	$-	$624,593	$-	$-	$624,593	$622,420
Sovereign	10,061	13,795	-	-	23,856	2,650
Bank	139,145	17,673	-	-	156,818	31,364
Retail residential mortgages	-	19,245	-	-	19,245	107
Other retail	-	918,982	-	-	918,982	621,380
Other items	-	-	41,887	48,074	89,961	35,367
Undrawn commitments	-	-	-	261,366	261,366	90,762
Operational risk ¹	-	-	-	-	-	97,385
Total	$149,206	$1,594,288	$41,887	$309,440	$2,094,821	$1,501,435

¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

As at October 31, 2020			Notional/drawn amount					Risk

								Weighted
(thousands of Canadian dollars)	0%	20%	35%	75%	100%	150%	Total	Balance
Corporate	$2,054	$-	$-	$-	$669,412	$-	$671,466	$669,414
Sovereign	-	11,411	-	-	-	-	11,411	2,282
Bank	-	275,292	-	-	-	-	275,292	55,058
Retail residential mortgages	4,491	-	4,093	-	3,470	-	12,054	4,902
Other retail	93,344	1,400	-	846,457	1,130	-	942,331	636,254
Other items	15,297	713	-	-	65,605	-	81,615	40,875
Undrawn commitments	-	-	-	229	238,495	-	238,724	72,553
Operational risk ¹	-	-	-	-	-	-	-	99,601
Total	$115,186	$288,816	$4,093	$846,686	$978,112	$-	$2,232,893	$1,580,939

As at October 31, 2019			Notional/drawn amount					Risk

								Weighted
(thousands of Canadian dollars)	0%	20%	35%	75%	100%	150%	Total	Balance
Corporate	$5,315	$-	$-	$-	$612,994	$6,284	$624,593	$622,420
Sovereign	10,607	13,249	-	-	-	-	23,856	2,650
Bank	-	156,818	-	-	-	-	156,818	31,364
Retail residential mortgages	18,939	-	306	-	-	-	19,245	107
Other retail	88,702	3,700	-	823,758	2,822	-	918,982	621,380
Other items	-	713	-	-	89,248	-	89,961	35,367
Undrawn commitments	-	-	-	25	261,341	-	261,366	90,762
Operational risk ¹	-	-	-	-	-	-	-	97,385
Total	$123,563	$174,480	$306	$823,783	$966,405	$6,284	$2,094,821	$1,501,435

¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

Further, OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

As the Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, it may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty associated with same, OSFI introduced guidance over the course of the previous quarter that set out transitional arrangements pertaining to the capital treatment of expected loss provisioning which allows for a portion of eligible ECL allowances to be included in CET1 capital on a transitional basis over the course of the period ranging between 2020 and 2022 inclusive. The portion of ECL allowances that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowances estimated in the current quarter relative to the sum of Stage 1 and Stage 2 ECL allowances estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor has been set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022.

At October 31, 2020 the Bank exceeded all of the minimum Basel III regulatory capital requirements set out above.

The table below presents the calculation of the Bank’s regulatory capital and risk-based capital ratios as at October 31, 2020 as well as for 2019:

(thousands of Canadian dollars, except capital ratios)

	2020	2020	2019
	"Transitional"	"All in"	"All in"
Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$152,757	$152,757	$152,757
Retained earnings	73,194	73,194	58,069
CET1 before regulatory adjustments	225,951	225,951	210,826
Regulatory adjustments applied to CET1	(6,592)	(6,592)	(13,281)
Total Common Equity Tier 1 capital	$219,359	$219,359	$197,545
Additional Tier 1 capital
Directly issued qualifying
Additional Tier 1 instruments	$29,337	$29,337	$29,337
Total Tier 1 capital	$248,696	$248,696	$226,882
Tier 2 capital
Directly issued capital instruments	$5,000	$5,000	$5,000
Tier 2 capital before regulatory adjustments	5,000	5,000	5,000
Eligible stage 1 and stage 2 allowance	1,775	1,775	-
Total Tier 2 capital	$6,775	$6,775	$5,000
Total regulatory capital	$255,471	$255,471	$231,882
Total risk-weighted assets	$1,580,939	$1,580,939	$1,501,435
Capital ratios
CET1 capital ratio	13.88%	13.88%	13.16%
Tier 1 capital ratio	15.73%	15.73%	15.11%
Total capital ratio	16.16%	16.16%	15.44%

Leverage Ratio

The leverage ratio is a supplementary measure that is prescribed under the Basel III Accord and is defined as the ratio of Tier 1 capital to total exposures. OSFI requires all financial institutions to maintain a leverage ratio of 3% or greater at all times. The Bank was in compliance with OSFI’s leverage ratio expectations for the periods reported. The table below presents the Bank’s leverage ratio calculation at October 31, 2020 as well as for 2019:

(thousands of Canadian dollars, except leveraged ratio)

	2020	2020	2019
	"Transitional"	"All in"	"All in"
On-balance sheet assets	$1,943,885	$1,943,885	$1,785,381
Asset amounts deducted in determining Basel III Tier 1 Capital	(6,592)	(6,592)	(13,281)
Total on-balance sheet exposures	$1,937,293	$1,937,293	$1,772,100
Off-balance sheet exposure at gross notional amount	$289,008	$289,008	$309,440
Adjustments for conversion to credit equivalent amount	(186,524)	(186,524)	(190,023)
Off-balance sheet items	$102,484	$102,484	$119,417
Tier 1 capital	$248,696	$248,696	$226,882
Total exposures	$2,039,777	$2,039,777	$1,891,517
Basel III leverage ratio	12.19%	12.19%	11.99%

Capital Resources

The operations of the Bank are not dependent upon significant amounts of capital assets to generate revenue. Currently, the Bank does not have any commitments for capital expenditures or for significant additions to its level of capital assets.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

Quarterly Financial Highlights

(thousands of Canadian dollars
except per share amounts)		2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Results of operations:
Interest income	$21,068	$20,172	$22,688	$22,166	$22,263	$22,958	$21,125	$21,959
Yield on assets (%)	4.33%	4.12%	4.83%	4.84%	4.96%	5.10%	4.89%	4.90%
Interest expense	7,360	7,788	8,212	8,609	8,608	8,899	8,382	8,519
Cost of funds (%)	1.51%	1.59%	1.75%	1.88%	1.92%	1.98%	1.94%	1.90%
Net interest income	13,708	12,384	14,476	13,557	13,655	14,059	12,743	13,440
Net interest margin (%)	2.82%	2.53%	3.08%	2.96%	3.04%	3.12%	2.95%	3.00%
Total revenue	13,726	12,392	14,485	13,582	13,635	14,078	12,747	13,459
Provision for (recovery of) credit losses	(582)	(44)	490	(208)	21	381	(411)	(289)
Non-interest expenses	7,763	6,410	6,899	6,705	6,171	6,860	6,411	6,954
Efficiency ratio	57%	52%	48%	49%	45%	49%	50%	52%
Core cash earnings	6,545	6,026	7,096	7,085	7,443	6,837	6,747	6,794
Core cash earnings per common share	$0.31	$0.29	$0.34	$0.34	$0.36	$0.32	$0.32	$0.32
Income before income taxes	6,545	6,026	7,096	7,085	7,443	6,837	6,747	6,794
Income tax provision	1,799	1,657	1,947	1,944	2,038	1,874	1,851	1,862
Net income	$4,746	$4,369	$5,149	$5,141	$5,405	$4,963	$4,896	$4,932
Income per share
Basic	$0.20	$0.18	$0.22	$0.22	$0.23	$0.21	$0.21	$0.21
Diluted	$0.20	$0.18	$0.22	$0.22	$0.23	$0.21	$0.21	$0.21
Return on average common equity	7.46%	6.90%	8.64%	8.60%	9.23%	8.56%	8.89%	8.86%
Core cash return
on average common equity	10.66%	9.89%	12.29%	12.23%	13.11%	12.20%	12.68%	12.62%
Return on average total assets	0.86%	0.78%	0.98%	1.01%	1.08%	0.98%	1.01%	0.98%
Gross impaired loans
to total loans	0.00%	0.43%	0.41%	0.38%	0.39%	1.58%	1.57%	1.22%

The Bank’s financial results for each of the last eight quarters are summarized above. Net interest income in the current quarter was up measurably quarter over quarter as a function of strong origination activity across each of the Bank’s lending lines, higher fees and lower cost of funds. Net income and core cash earnings in the current quarter were also up quarter over quarter as a function of higher net interest income and a higher recovery of credit losses, offset partially by generally higher staff related costs, including higher vacation expense accruals resulting principally from employees taking less vacation time as a result of COVID-19.

The provision for income taxes in each of the quarters reflects the effective statutory income tax rate of 27% applied to earnings of the Bank.

FOURTH QUARTER REVIEW

Net income for the quarter was $4.7 million or $0.20 per common share (basic and diluted), compared to $4.4 million or $0.18 per common share (basic and diluted) last quarter and $5.4 million or $0.23 per common share (basic and diluted) for the same period a year ago. The quarter over quarter trend was a function primarily of higher net interest income and a higher recovery of credit losses offset partially by higher non-interest expenses. The year over year trend was a function primarily of higher non-interest expenses offset partially by higher net interest income and a higher recovery of credit losses.

Core cash earnings for the quarter were $6.5 million or $0.31 per common share (basic and diluted), compared to $6.0 million or $0.29 per common share (basic and diluted) last quarter and $7.4 million or $0.36 per common share (basic and diluted) for the same period a year ago. The quarter over quarter and year over year trends were a function primarily of the factors set out above.

Total Revenue

Total revenue for the quarter was $13.7 million compared to $12.4 million last quarter and $13.6 million for the same period a year ago. The quarter over quarter trend was a function of higher interest income and lower cost of funds. The year over year trend was a function of lower cost of funds offset partially by lower interest income.

Net Interest Income

Net interest income for the quarter was $13.7 million compared to $12.4 million last quarter and $13.7 million for the same period a year ago. The quarter over quarter trend was a function primarily of higher interest income attributable to strong CRE origination activity, higher receivable purchase volumes, higher fees and lower cost of funds. The year over year trend was a function primarily of lower cost of funds offset partially by lower interest income attributable to lower yields earned on lending assets and elevated cash balances.

Net Interest Margin

Net interest margin or spread for the quarter was 2.82% compared to 2.53% last quarter and 3.04% for the same period a year ago. The quarter over quarter trend was a function primarily of higher interest income attributable to higher fees and lower cost of funds. The year over year trend was a function of lower interest income attributable to lower yields earned on lending assets and elevated cash balances offset partially by lower cost of funds.

Provision for Credit Losses

The Bank recorded a recovery of credit losses for the quarter in the amount of $582,000 compared to a recovery of $44,000 last quarter and a provision for credit losses in the amount of $21,000 for the same period a year ago. The quarter over quarter trend was a function primarily of the partial, early repayment and restructuring of multiple commercial real estate loans with exposure to the travel and tourism industry, improved key macroeconomic indicator trends included in the macroeconomic scenario data used as forward looking information in the Bank’s credit risk models, and net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs. The year over year trend was a function primarily of net remeasurements of expected credit losses attributable to the impact of planned refinements to specific real estate asset loan and credit data inputs, offset partially by changes in the macroeconomic scenario data used as forward looking information in the Bank’s credit risk models and higher lending asset balances.

Non-Interest Expenses

Non-interest expenses of the Bank for the quarter were $7.8 million compared to $6.4 million last quarter and $6.2 million for the same period a year ago. The quarter over quarter trend was a function primarily of higher salary and benefits expenses incurred in the current quarter attributable to an increase in staff complement and a general increase in staff related costs including higher vacation expense accruals resulting principally from employees taking less vacation time as a result of COVID-19 limiting travel and tourism opportunities as well as higher professional fees and facility costs. The year over year trend was a function primarily of an increase in staff complement and higher salary and benefits expenses incurred in the current quarter attributable to a general increase in staff related costs, including higher vacation expense accruals, partially offset by lower administrative expenses related to consulting fees and the Bank’s general corporate functions.

Income Taxes

For the three months ended October 31, 2020, the provision for income taxes was $1.8 million compared to $1.7 million for the previous quarter and $2.0 million for the same period a year ago.

OUTLOOK FOR 2021

The impact of COVID-19 has resulted in significant, personal and economic disruption globally. While the Canadian economy has showed modest recovery over the course of the second half of fiscal 2020, and further, there have been announcements of progress made related to the development and testing of a number of vaccine candidates that may become available to the public in the medium term, there remains significant uncertainty related to whether the impact of COVID-19 can be mitigated sufficiently to support an eventual full recovery of the Canadian economy.

Business re-openings late in the second quarter supported economic recovery and growth to the point where the unemployment rate fell to 10.2% in August from a peak of 13.7% in May, attributable to the economy adding more than 1.6 million jobs over the period ranging from June through August inclusive, resulting in a recovery of nearly 2/3 of jobs lost attributable to the initial lockdown. The Canadian unemployment rate is anticipated to level out at 9% by the end of 2020 and forecast to improve to 8% over the course of 2021. Further, the Bank of Canada has taken, and continues to take extraordinary steps to support the broader economy as well as credit markets in the form of aggressive monetary policy, as well as making available multiple liquidity facilities and commencing various asset purchase programs. As a result of these efforts and activities annualized GDP is expected to expand 36% in the third quarter, which follows an unprecedented, annualized contraction of 39% in the second quarter. Notwithstanding the above, forecast GDP is anticipated to moderate as a result of the second wave of the virus, combined with the diminishing impact of already provided stimulus, particularly to small businesses, further challenges imposed on the hospitality industry as a result of the arrival of winter, slowing of the US economy and a potential deterioration in credit quality. Common inflation targets in the US and Canada, combined with interest rates at historical lows and an expected, marginal increase in oil prices will result in the Canadian dollar appreciating modestly, which will have the effect of moderating demand for Canadian exports and contribute to further moderation of GDP. The base case scenario contemplates Canadian GDP contracting approximately 6.5% in 2020 and then recovering and growing modestly over the course of 2021 and 2022.

The Canadian federal government anticipates a budget deficit of $343 billion at March 31, 2021 as a function of expanded unemployment benefits, wage subsidies, temporary payroll reductions, support for banks in accommodating mortgage deferrals and unemployed workers benefiting from CERB payments transitioning to the traditional employment insurance program, which is anticipated to drive inflation to exceed the BoC’s 2% target by the midpoint of 2021, but will not exceed 2.5% for the foreseeable future as a result primarily of the material slack that currently exists in the labour market.

Current strong household consumption is expected to temper somewhat in the latter portion of the current year, which will support already elevated savings rates, implying that Canadians will further increase their spending power, and subsequently employ same in the form of more robust consumption levels over the second half of 2021. While a general reduction in household spending has the potential to negatively impact the Bank’s point of sale loan and lease receivable purchase program, the fact that consumers have limited opportunities to spend their savings due to the impact of COVID-19 on industry segments such as travel and tourism, consumer spending is currently, and expected to remain robust in the area of home improvements, for which a number of the Bank’s point of sale loan and lease origination partners provide financing.

Monetary policy makers are not expected to raise interest rates until a sustainable economic recovery has crystalized, which is not anticipated until 2023, contributing to 10-year government bond yields and mortgage rates descending to below 60 bps and 3% respectively, with neither expected to increase meaningfully until at least mid-2021. The BoC’s position on monetary policy is anticipated to generate opportunity for the Bank’s commercial real estate business line due to the attractive mortgage rates that are, and will remain available to firms who are still in a position to deploy capital in the commercial real estate market. This is especially true in the multi-unit residential rental sector which is considered one of the most stable and low-risk sectors in the real estate market. The Bank benefits from having excellent relationships with numerous originators and brokers in the multi-unit residential rental sector which is expected to result in a solid flow of new opportunities in the near to medium term. Over the course of the fourth quarter of the 2020 fiscal period, the Bank experienced exceptionally strong deal flow in the commercial mortgage space, comprised of transactions that not only were well within the Bank’s risk appetite but also priced such that the Bank was more than adequately compensated for the associated credit risk exposure. Further, due to the negative impact that COVID-19 has had on other small and medium sized Canadian financial institutions since the onset of the pandemic in the second quarter, the Bank expects to continue to see strong, high quality deal flow in the commercial mortgage space over the course of fiscal 2021.

Further, the BoC’s position on monetary policy is also anticipated to keep deposit rates low for the foreseeable future, and certainly through 2021. The Bank will continue to leverage its expansive, diverse term deposit broker network to mitigate the impact of any forward rate volatility that may eventuate, even in the current and foreseeable interest rate environment, as well as continue to build out its commercial deposit base, which is comprised primarily of funds controlled by Canadian insolvency professionals as the Bank endeavors to maintain its low cost of funds. The Bank anticipates that the impact of COVID-19 on household finances has the potential to increase the rate at which it is able to grow its commercial deposit base as a function of an anticipated increase in the volume of consumer bankruptcy and proposal restructuring proceedings which will be administered by Canadian insolvency professionals over the course of fiscal 2021.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are detailed in Note 3 of the Bank’s 2020 Audited Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during the current period, except for changes to accounting policies resulting from the adoption of IFRS 16 – Leases noted in Changes in Accounting Policies below.

In preparing the consolidated financial statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where significant judgment was applied were in the assessments of impairment of financial instruments. Estimates were developed in the calculation of the allowance for expected credit losses and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the measurement of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are recognized.

The policies discussed below are considered to be particularly significant as they require management to make estimates or judgements, some of which may relate to matters that are inherently uncertain.

Financial Instruments

The Bank adopted IFRS 9 – Financial instruments (“IFRS 9”) in the fiscal year ended October 31, 2019, replacing IAS 39 – Financial instruments – Recognition and Measurement. This resulted in changes to accounting policies related to the classification and measurement and impairment of financial assets, which includes the introduction of an ECL impairment methodology and associated model for all financial assets and certain off-balance sheet loan commitments and guarantees. There were no significant changes to accounting policies for financial liabilities, derivative instruments and derecognition of financial assets and liabilities. The referenced change to accounting policy was adopted retrospectively, with no restatement of comparatives. Refer to Note 24 – Transition to IFRS 9 for the impact to the opening balance sheet as at November 1, 2018.

Classification and Measurement

Under IFRS 9, all financial assets must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. All financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

•	amortized cost;

•	fair value through other comprehensive income (“FVOCI”);

•	fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

Debt instruments measured at FVOCI

Debt instruments measured at FVOCI have contractual cash flows that meet the SPPI test and are managed on a hold to collect and for sale basis. FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive income (“OCI”). Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to interest income in the consolidated statement of income using the effective interest rate method.

Impairment of debt instruments measured at FVOCI is calculated using the expected credit loss approach. The allowance does not reduce the carrying amount of the asset in the consolidated balance sheet, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to net provision for credit losses in the consolidated statement of income.

Cumulative gains and losses previously recognized in OCI, including accumulated allowances, are transferred from AOCI to the consolidated statement of income when the debt instrument is sold.

Debt instruments measured at FVTPL

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit taking. Non-trading financial instruments are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis. Trading and non-trading financial instruments mandatorily measured at FVTPL are re-measured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in non-interest income as gains (losses) from financial instruments measured/designated at FVTPL. Interest income and dividends earned on trading and non-trading financial instruments are included in interest income.

Equity instruments

Equity instruments are measured at FVTPL unless an irrevocable designation is made, at initial recognition to measure them at FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. In contrast to asset-for-sale equity securities under IAS 39, amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends. Dividends received are recorded in interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings.

Financial assets and liabilities designated at FVTPL

Financial assets and financial liabilities classified in this category are those that have been designated at FVTPL by the Bank on initial recognition.

Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•	The financial liability contains one or more embedded derivatives which significantly modifies the cash flows otherwise required.

Financial assets and financial liabilities designated at FVTPL are recorded in the consolidated balance sheet at fair value. For assets designated at FVTPL, changes in fair value are recognized as other income in the consolidated statement of income. For liabilities designated at fair value through profit or loss, all changes in fair value are recognized as other income in the consolidated statement of income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Amounts recognized in OCI are not subsequently reclassified to the consolidated statement of income upon derecognition of the liabilities.

Allowance for Expected Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses, (“TMECL”) for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL impairment model estimates lifetime expected credit losses, (“LTECL”) on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Under the ECL methodology, loans or other financial instruments that have not experienced a significant increase in credit risk since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a significant increase in credit risk since initial recognition are designated as stage 2, and loans or financial instruments that are determined to be credit impaired are designated as stage 3.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 60 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be in jeopardy and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts.

The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans and other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan is classified as credit impaired when the Bank becomes aware that all of, or a portion of the contractual cashflows associated with the loan may be in jeopardy and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan.

Forward-Looking Information

The IFRS 9 standard requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires significant judgement.

The Bank incorporated the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are integrated with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the integration of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from three macroeconomic scenarios, those being a baseline scenario, an upside scenario, and a downside scenario in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the three scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual, PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (SME) loan portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Corporate Income Taxes

Current income taxes are calculated based on taxable income at the reporting period end. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by Canadian taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Bank’s consolidated financial statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period end.

Leases

Effective November 1, 2019, the Bank adopted IFRS 16, which sets out prescribed methodology related to the recognition, measurement, presentation and disclosure of operational leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. IFRS 16 supersedes previous accounting standards for leases, including IAS 17, Leases and IFRIC 4 – Determining whether an arrangement contains a lease. As a result of adopting IFRS 16, the Bank recognized an increase to both assets and liabilities on the Consolidated Balance Sheet, as well as a decrease in rent expense, with a corresponding increase in amortization expense (due to depreciation of the right-of-use assets) and an increase in finance costs (due to accretion of the lease obligations).

The Bank’s accounting policy under IFRS 16 is set out below.

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease arrangement based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Bank recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset and/or the site on which it is located, less any lease incentives received.

The assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this methodology most closely reflects the expected pattern of consumption of the associated future economic benefits.

The lease term includes periods covered by an option to extend if there is reasonable certainty that the Bank will exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate that is a function of the asset type or class and the credit quality of the borrower. Generally, the Bank will use its incremental borrowing rate as the discount rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease obligation.

The lease obligation is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Bank’s estimate of the amount expected to be payable under a residual value guarantee, or if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or the remeasured amount is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Impact of adoption of IFRS 16

Effective November 1, 2019, the Bank adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for Fiscal 2019 has not been restated. It remains as previously reported under IAS 17 and related interpretations.

Prior to the adoption of IFRS 16 the Bank’s total minimum operating lease commitments as at October 31, 2019 were $6.8 million. On initial application, the Bank has elected to record right-of-use assets based on the corresponding lease obligation. Right-of-use assets and lease obligations of $3.3 million were recorded as of November 1, 2019, with no net impact on retained earnings. When measuring its lease liabilities, the Bank discounted its lease payments at its incremental borrowing rate, applicable to the asset class(es) at November 1, 2019. The weighted-average rate applied is 4.4%.

The Bank elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

Additional information on the Bank’s adoption of IFRS 16 is reflected in note 3 of the Bank’s October 31, 2020 Consolidated Financial Statements.

Future accounting standard pronouncements

The following accounting standard amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2020:

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

•	Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (“IBORS”) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”). In August 2020, the IASB issued IBOR reform – Phase 2 amendments. The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by IBOR reform. Under the practical expedient, the Bank will update the effective interest rate of the financial instrument. The practical expedient will be applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The Bank will continue to monitor IBOR reform. The Bank will monitor the IBOR reform, however management does not expect this change to have a significant impact to the Bank’s financial results.

These amendments are not expected to have a material impact on the Bank’s financial results.

ENTERPRISE RISK MANAGEMENT

The Bank recognizes that risk is present in all business activities and that the successful management of risk is a critical factor in maximizing shareholder value. As such, the Bank has developed and continues to enhance an Enterprise Risk Management (“ERM”) Program to identify, evaluate, treat, report on, and monitor the risks that impact the Bank.

The Bank will maintain a robust ERM program to:

•	Ensure significant current and emerging risks are identified, understood and managed appropriately;

•	Support the Board’s corporate governance needs; and,

•	Strengthen the Bank’s risk management practices in a manner demonstrable to external stakeholders.

The goal of risk management is not to eliminate risks but to identify and control risks within the context of the Bank’s Risk Appetite Statement. The ERM program enhances the effectiveness, efficiency and understanding of risk and risk management at an individual and enterprise level.

GUIDING PRINCIPLES OF THE BANK’S ENTERPRISE RISK MANAGEMENT PROGRAM

•	Risk management is everyone’s responsibility, from the Board of Directors to individual employees. Everyone is expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances;

•	Risk management is a comprehensive, structured and continuous process in which risks are identified, evaluated and consciously accepted or mitigated within approved risk tolerances;

•	Risk management is based on open communication of the best available information, both quantitative and qualitative, from a range of sources, including historical data, experience, stakeholder feedback, observation, forecasts and expert judgment;

•	Enterprise Risk Management is integrated with Bank processes such as strategic planning, business planning, operational management, and investment decisions to ensure consistent consideration of risks in all decision-making;

•	Risk owners will be identified through the risk management process and will be responsible to address and implement risk mitigation/avoidance/transfer strategies to minimize the risk impact to the Bank.

RISK APPETITE STATEMENT

Risk appetite is the measurement of capital, liquidity, earnings and operational variability that the Bank is prepared to put at risk while in pursuit of the Bank’s strategic objectives. Risk appetite provides for a common understanding of the boundaries of acceptable and unacceptable risks established with management and approved by the Board, as the Bank works toward achieving its strategic objectives. The risk appetite statement includes a set of risk tolerances to communicate specific capacities for risk within each significant risk category.

Consideration will be given to all risks, however; the Bank has identified the following seven significant risk categories from which it will measure and establish tolerances in the pursuit of the Bank’s strategic objectives:

•	Liquidity Risk

•	Operational Risk

•	Market Risk

•	Credit Risk

•	Regulatory Risk

•	Strategic Risk

•	Reputational Risk

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due.

Liquidity risk is managed primarily by the Treasurer, the SVP, Deposit Services, and the Chief Financial Officer.

Treasury policies are developed and controlled by the Treasury Department as a function of the Bank’s business objectives, liquidity risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

Deposit raising activities are overseen by the Senior Vice President, Deposit Services.

LIQUDITY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines liquidity risk tolerances that the Bank will adhere to in the execution of its business objectives. Liquidity risk tolerances are administered as follows:

1.	Liquidity

Through Bank policy, the risk appetite statement mirrors Bank comfort with the level of liquidity that is to be maintained in order to ensure that all funding obligations are met.

2.	Deposit Sources

The monitoring of deposit sources establishes Bank comfort with the origination and concentration of deposit inflows such that the Bank can monitor trends in improvements in diversifying its deposit sources.

The Bank has established policies to ensure that its cash outflows and inflows are closely matched and that its sources of deposits are diversified between funding sources and over a wide geographic area. The Bank maintains a conservative investment profile by ensuring:

•	All Bank investments are high quality and include government debt securities, bankers acceptances and Canadian bank debt;

•	specific investment criteria and procedures are in place to manage the Bank's securities portfolio;

•	Regular review, monitoring and approval of the Bank's investment policies by the Risk Oversight Committee of the Board of Directors; and,

•	Quarterly reporting to the Risk Oversight Committee on the composition of the Bank's securities portfolio.

Liquidity management is further supported by processes, which include but are not limited to:

•	Monitoring of liquidity levels;

•	Monitoring of liquidity trends and key risk indicators;

•	Scenario stress testing;

•	Monitoring the credit profile of the liquidity portfolio; and,

•	Monitoring deposit concentration.

In order to manage its liquidity needs, the Bank has a liquidity risk management program that is comprised specifically of the following policies and procedures:

•	Holding sufficient liquid assets which, based on certain stress assumptions, results in positive cumulative cash flow for a period of 61 to 90 days;

•	Holding high quality liquid securities at levels that represent no less than 5% of total assets; High quality liquid securities include: Canadian federal, provincial and municipal debt; debt of federally regulated Canadian financial institutions; widely distributed debt instruments, (all of which are to be rated investment grade); cash on deposit; and banker’s acceptances;

•	On a weekly basis, monitoring its cash flow requirements using a liquidity forecasting template under a stressed scenario;

•	On a monthly basis, testing liquidity using three specific disruption scenarios; i) industry specific disruption scenario, ii) company specific liquidity disruption scenario, and iii) a systematic disruption scenario;

•	Managing liquidity in accordance with guidelines specified by OSFI.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risk.

Operational risk differs from other banking risks in that, typically, it is not directly accepted in return for an expected reward but exists in the natural course of corporate activity.

The Bank recognizes that operational risk is present in all business activities and that the successful management of operational risk is a key factor in the sustained success of the Bank. Sound operational risk management is a reflection of the effectiveness of the Board and senior management in administering its portfolio of products, activities, processes and systems. As such, the Bank has developed and will continuously enhance an Operational Risk Management (“ORM”) Program to identify, evaluate, treat, report and monitor operational risks to which the Bank is exposed.

OPERATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank has segmented operational risk into five operational risk pillars:

1.	Employment Practices and Workplace Safety

The risk resulting from the inappropriate hiring of employees, unjust compensation, or mistreatment of employees, producing consequences such as litigation or resignation. Moreover, it includes risk stemming from the enforcement of safety regulations and the inability to control the environment in working conditions, causing detrimental effects on employees’ health such as illness or accidents while working.

2.	Information Technology (“IT”) and Cybersecurity

As the Bank’s operations are largely dependent on data and information processing, much emphasis is placed on information technology security to ensure an uninterrupted, secure and undisturbed use of information and communication systems. Business disruption may occur if risks are realized such as system failures or anomalies, defects in the Bank’s computer systems or network infrastructure, or the employment of outdated or substandard technology tools.

3.	Fraud and Errors

This operational risk pillar includes three sub-groups:

I.	Internal Fraud:

Employees, by themselves or in collusion with others, intentionally violating internal policy, or laws and directly benefiting from the action to the detriment of the business and/or the client.

II.	External Fraud:

Acts undertaken by external parties intended to defraud or misappropriate financial, information or physical assets or create financial loss for the company.

III.	Errors:

Risk resulting from errors in the operational process or methodology, lack of a procedure or policy documentation, and control failures.

4.	Outsourcing and Business Continuity

This operational risk pillar includes two sub-groups:

I.	Outsourcing:

Outsourcing arrangements require careful management if they are to yield benefits, and where they are not managed adequately, the Bank’s operational risk exposure may increase. The risk increases when there is a failure of the availability of the people or public/third-party infrastructure that the Bank depends on.

II.	Business Continuity:

The risk of damage to physical assets and/or disruptive events from various accidents such as fire, natural disaster, riots, terrorism, etc. The Bank will assess the potential risk for such events to occur and maintain a recovery plan to ensure continuity of business activity.

5.	Client, Product and Business Practices

The risk resulting from business practices, the introduction of a product, and the accessing of a customer’s information that is inappropriate or non-compliant with regulations or rules, such as unauthorized transactions, unapproved dealings, money laundering activities or the misuse of confidential customer information.

Operational risk impacts can be financial loss, loss of competitive position or reputational. The Bank employs the following strategies in its efforts to monitor and manage operational risk exposures to acceptable levels:

•	Comprehensive operational policies which provide clear direction to all areas of its business and employees and establish accountability and responsibilities to identify, assess, appropriately mitigate and control operational risk;

•	Hiring of banking professionals with many years of related experience;

•	Use of technology through automated systems with built in controls;

•	Maintenance of a compliance monitoring program;

•	Continual review and upgrade of systems and procedures.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as interest rates or market prices.

Market risk is managed primarily by the Treasurer and the Chief Financial Officer. Treasury policies, which set out the management of market risk and document the risk limits, include the Bank’s interest rate risk management policies and securities portfolio management policies.

Treasury policies are developed, maintained, and administered by the Treasury Department as a function of the Bank’s business objectives, market risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

MARKET RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines market risk tolerances that the Bank will adhere to in the execution of its business objectives. Market risk tolerances are administered as follows:

1.	Interest Rate Volatility:

Interest rate risk is the risk of a negative impact on the balance sheet or income statement resulting from a change in interest rates. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of an increase/decrease in both short-term and long-term interest rates.

2.	Equity Risk:

Equity risk is the risk of loss resulting from changes or volatility in equity or financial instrument prices. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of changes in the value of the Bank’s treasury portfolio investments.

The Bank’s principal market risk arises from interest rate risk as the Bank does not undertake any material foreign exchange or trading activities. In addition, the Bank is subject to market price volatility with respect to available-for-sale securities due to the resulting impact on regulatory capital.

The Risk Oversight Committee of the Bank is charged with recommending policies that govern market risk to the Board of Directors for approval and with reviewing the policies on an ongoing basis. Additionally, the Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. Further, the Bank’s Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set out in corporate policy. The Bank’s policies include the matching of its cash inflows and outflows so that:

i.	in any 12 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 4% of regulatory capital on the Bank’s earnings; and,

ii.	in any 60 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 6% of regulatory capital on the Bank’s equity.

As well, the policy indicates that at no time shall the duration difference between the Bank’s assets and liabilities exceed four months. The interest rate risk position and results of the Bank’s duration analysis at October 31, 2020 as well as for 2019 are presented in the table below.

Interest Rate Position

	2020		2019
	Increase	Decrease	Increase	Decrease
(thousands of Canadian dollars)	100 bps	100 bps	100 bps	100 bps
Sensitivity of projected net interest
income during a 12 month period	$2,569	$(2,099)	$1,621	$(1,613)
Sensitivity of reported equity during
a 60 month period	(2,527)	1,604	(3,669)	3,780

Duration difference between assets and liabilities (months)	0.6		1.3

The Bank’s sensitivity to changes in interest rates and its duration difference between assets and liabilities at October 31, 2020 has changed modestly since October 31, 2019. As presented in the table above, the impact on net interest income during a 12 month period of a 100 basis point increase would be approximately $2.6 million, while the impact on net interest income of a 100 basis point decrease would be approximately ($2.1 million). Similarly, at October 31, 2020, the impact on equity during a 60 month period of a 100 basis point increase would be approximately ($2.5 million) while the impact on equity of a 100 basis point decrease would be approximately $1.6 million. At October 31, 2020 the duration difference between assets and liabilities was 0.6 months compared to 1.3 months at October 31, 2019, indicating that the Bank’s assets and liabilities would reprice at approximately the same time in the event of a change in interest rates.

The Bank uses on-balance sheet strategies to manage its interest rate risk, and as such, at October 31, 2020, the Bank did not have any outstanding contracts to hedge fair value exposure attributable to interest rate risk.

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor or counterparty’s inability or unwillingness to fulfill its contractual obligations.

The Bank accepts certain risks in order to generate revenue. In managing these risks, the Bank has developed an enterprise-wide risk management framework designed to achieve an appropriate balance between credit risk and reward in order to maximize shareholder return.

Credit risk is managed by the Chief Credit Officer who administers the Bank’s established credit policies that set out the roles of the credit department and the lending business units related to risk management, and further, establishes risk tolerances for same. Credit policies exist for the credit department and for each lending business unit. Credit policies are developed, maintained, and administered by the Credit Department as a function of the Bank’s business objectives, credit risk appetite, and regulatory requirements as determined by senior management, and the Board of Directors.

To supplement the Bank’s credit policies, the individual lending business units have developed and compiled comprehensive procedures that describe the processes, systems and methods employed in the operation of their businesses while operating within the credit framework set out by the credit policies.

CREDIT RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines credit risk tolerances that the Bank will adhere to in the execution of its business objectives. The risk appetite statement defines the credit risk tolerances for the entire Bank as well as for each of the following business lines that accept credit risk:

1.	Real estate;

2.	Structured finance;

3.	Treasury.

The Bank manages its credit risk using policies that have been recommended by management to the Risk Oversight Committee, which then recommends the policies to the Board of Directors of the Bank for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset categories, loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with action plans for each account. The Risk Oversight Committee of the Bank reviews these policies on an ongoing basis.

The Risk Oversight Committee of the Bank is comprised entirely of independent directors and performs the following functions related to credit risk:

•	Recommends policies governing management of credit risk to the Bank’s Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure they are prudent and appropriate given possible changes in market conditions and corporate strategy;

•	Reviews and concurs with credits exceeding the levels delegated to management, prior to commitment;

•	Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears.

Regulatory Risk

Regulatory risk is the risk that a regulatory agency will make changes in the current rules (or will impose new rules) that will increase the costs of operating the Bank, reduce the attractiveness of the Bank as an investment, result in financial loss, and/or change the competitive landscape. Regulatory risk also includes the risk of adverse outcomes due to non-compliance to rules, regulations, standards or other legal requirements.

The Bank has a Regulatory Compliance Management Program that includes a three lines of defence model and essentially establishes the controls and processes through which the Bank manages regulatory compliance risk. The Chief Compliance Officer is responsible for regulatory compliance oversight.

REGULATORY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines regulatory risk tolerances that the Bank will adhere to in the execution of its business objectives. Regulatory risk tolerances are administered as follows:

1.	Regulatory Compliance

Bank’s conformance with laws, rules, and regulations and prescribed practices in all jurisdictions in which it operates.

2.	Regulatory Capital

Capital is a key regulatory requirement. The quality of capital and the leverage of the Bank’s capital is a key indicator of health by regulators.

Strategic Risk

Strategic risk is defined as the losses or forgone revenues resulting from improper or ineffective business strategies, resource allocation and/or decision-making or from an inability to adapt to changes in the business environment.

STRATEGIC RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the strategic risk tolerances that the Bank and each business unit will adhere to in the execution of their respective business objectives. Strategic risk tolerances are established as a function of the Bank’s financial performance.

Financial metric tolerances are defined for the Bank and its lending business units.

The Bank manages strategic risk through a Board approved, robust, annual business planning process which includes the development of a comprehensive business plan, operating budget, and capital plan that exhibit planning horizons ranging from twelve to sixty months. The Bank augments its annual enterprise business planning process with the development of rigorous economic forecasts, risk and operational impact assessments related to any new business initiatives being contemplated as well as through the performance of an annual ICAAP for the Bank. The ICAAP is employed to determine if the Bank’s budgeted capital amounts provide adequate capital buffers against the occurrence of its identified business objective risks under both expected and stressed operating conditions.

Reputational Risk

Reputational risk is the risk that an activity undertaken by the Bank or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputational risk is the outcome of a risk occurrence; it is not a risk event in and of itself. To manage against reputational risk, the Enterprise Risk Management program focuses on the risks of the Bank through the other six pillars of risk:

1.	Liquidity Risk

2.	Operational Risk

3.	Market Risk

4.	Credit Risk

5.	Regulatory Risk

6.	Strategic Risk

The management of the risks identified in these six pillars of risk and the measurement of the Bank in achieving its objectives and remaining within the bounds of the Bank’s risk appetite statement assist the Bank in managing reputational risk.

REPUTATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the reputational risk tolerances that the Bank will adhere to in the execution of its business objectives.

An institution’s reputation is a valuable business asset in its own right that is essential to optimizing shareholder value, and as such is constantly at risk. Reputation risk cannot be managed in isolation from other forms of risk since all risks can have an impact on reputation, which in turn can impact the Bank’s brand, earnings and capital. Credit, market, operational, strategic and liquidity risks must all be managed effectively in order to safeguard the Bank’s reputation.

Ultimate responsibility for the Bank’s reputation lies with senior and executive management, and the Board of Directors and related committees which examine reputation risk as part of their ongoing duties. In addition, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation by ensuring that ethical practices are followed at all times.

FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the section “Forward-looking Statements”, the Bank is subject to inherent risks and uncertainties which may cause its actual results to differ materially from its expectations. Some of these risks are discussed below.

Impact of COVID-19 Pandemic

The impact of COVID-19 has resulted in significant, personal and economic disruption globally. While the Canadian economy has showed modest recovery over the course of the second half of fiscal 2020, and further, there have been announcements of progress made related to the development and testing of a number of vaccine candidates that may become available to the public in the medium term, there remains significant uncertainty related to whether the impact of COVID-19 can be mitigated sufficiently to support an eventual full recovery of the Canadian economy. Should the COVID-19 pandemic continue to worsen, in terms of higher infection and/or mortality rates, and further, negatively impact the Canadian economy, the Bank’s revenue and earnings could be adversely affected.

Execution of Strategic Plans

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or decline.

Changes in Laws and Regulations

Laws and regulations are in place to protect clients, investors and the public. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

Changes in Accounting Standards and Accounting Policies and Estimates

The International Accounting Standards Board continues to change the financial accounting and reporting standards that govern the preparation of the Bank’s financial statements. These changes can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

Level of Competition

The level of competition among financial institutions is high and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products and together with loss of market share, could adversely affect the Bank’s earnings.

General Economic Conditions

The Bank conducts its business in various regions within Canada. Factors such as financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending, and the rate of inflation can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings.

Monetary Policy

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

Reliance on Deposit Brokers

The Bank raises its deposits primarily through a network of independent deposit brokers across Canada. The failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results. The Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker.

Technology Risk

Technology risk is related to the operational performance, confidentiality, integrity and availability of information systems and infrastructure. The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2020, an evaluation was carried out by management of the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate that the design and operating effectiveness of those disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2020, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate that the design and operating effectiveness of internal control over financial reporting is effective. These evaluations were conducted in accordance with the standards of the 2013 Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

There were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

SUBSEQUENT EVENT

Agreement to acquire Digital Boundary Group

On November 23, 2020 the Bank through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”) entered into a share purchase agreement, (“the Agreement”) to acquire 100% of the shares of 2021945 Ontario Inc., (“the Purchased Shares”) operating as Digital Boundary Group (“DBG”), (“the Transaction”). Subject to the terms and conditions of the Agreement the aggregate consideration in respect of the Purchased Shares shall be paid and satisfied, at the closing date, by DRTC, paying in cash, an amount equal to CAD $9.9 million. DBG is a professional services company providing operational cybersecurity testing and related training with offices in London, Ontario and Dallas, Texas. The Transaction is anticipated to close on or about November 30, 2020.

BASIS OF PRESENTATION – NON-GAAP AND ADDITIONAL GAAP MEASURES

Management assesses performance on a GAAP basis and on an adjusted basis and considers both sets of measures to be useful in assessing the Bank’s underlying ongoing business performance. Presenting results on a GAAP basis and on an adjusted basis provides readers with a better understanding of how management assesses the Bank’s results. This approach also allows readers to assess the impact of certain specified items on results for the periods presented and to allow readers to better assess results by excluding those items that may not be reflective of ongoing results.

Core Cash Earnings

Core cash earnings, which reflects the Bank’s core operational performance and earnings capacity, is calculated as net income (as presented in the Consolidated Statements of Comprehensive Income) adjusted for income taxes, restructuring charges and other non-core operational expenses. Core cash earnings does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Core Cash Earnings per Common Share

Core cash earnings per common share is defined as core cash earnings divided by the number of common shares outstanding.

Yield

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds

Cost of funds is calculated as interest expense (as presented in the Consolidated Statements of Income) divided by average assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread

Net interest margin or spread is defined as net interest income as a percentage of average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans

This measure captures the provision for (recovery of) credit losses (as presented in the Consolidated Statements of Comprehensive Income) as a percentage of the Bank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Gross Impaired Loans to Total Loans

The measure captures gross impaired loan balances as a percentage of the Bank’s loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Return on Average Common Equity

Return on average common equity for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity. Return on average common equity does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Core Cash Return on Average Common Equity

Core cash return on average common equity is defined as annualized core cash earnings less amounts relating to preferred share dividends, divided by the weighted average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

Return on Average Total Assets

Return on average total assets for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average total assets. Return on average total assets does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Book Value per Common Share

Book value per common share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding. Book value per common share does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio

The efficiency ratio is calculated as non-interest expenses, excluding restructuring charges, as a percentage of total revenue (as presented in the Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1 and Total Capital Adequacy Ratios and Leverage Ratio

Basel III Common Equity Tier 1, Tier 1 and Total Capital adequacy ratios and the Leverage ratio are determined in accordance with guidelines issued by OSFI.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be found on SEDAR at www.sedar.com.

Dated: November 24, 2020